                                                                               .
                                                                               .
                                                                               .

                                                                   EXHIBIT 12.1

NTL Incorporated
Computation of Ratio of Earnings to Fixed Charges

                                              Three
                                              Months
                                              Ended                          Year Ended December 31,
                                             June 30,    -------------------------------------------------------------
                                               2003       2002 (1)       2001         2000         1999         1998
                                            ---------    ---------    ----------   ---------    ---------    ---------
Fixed charges:
Interest and amortization of debt expense   $   368.9    $   857.9    $ 1,337.9    $ 1,015.2    $   737.9    $   366.8
Interest portion of rental expense               14.0         46.7         24.8         15.4          9.2          9.8
                                            ---------    ---------    ----------   ---------    ---------    ---------
Fixed charges                                   382.9        904.6      1,362.7      1,030.6        747.1        376.6
Preferred stock dividend requirement               --           --           --           --         13.1         18.8
                                            ---------    ---------    ----------   ---------    ---------    ---------
Combined fixed charges and preferred
stock dividend requirement                  $   382.9    $   904.6    $ 1,362.7    $ 1,030.6    $   760.2    $   395.4
                                            =========    =========    ==========   =========    =========    =========
Earnings:
(Loss) from operations                      $  (508.4)   $(2,401.5)   $(11,718.9)  $(2,468.0)   $  (743.4)   $  (507.2)
Fixed charges                                   382.9        904.6      1,362.7      1,030.6        747.1        376.6
Less: Capitalized interest                       (5.5)       (46.3)       (67.7)       (95.1)       (41.8)       (27.8)
                                            ---------    ---------    ----------   ---------    ---------    ---------
                                            $  (131.0)   $(1,543.2)   $(10,423.9)  $(1,532.5)   $   (38.1)   $  (158.4)
                                            =========    =========    ==========   =========    =========    =========
Ratio of Earnings to Fixed Charges (2)             --           --           --           --           --           --

-----------------

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1) In accordance with SOP 90-7, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was $1,425.4 million, which was $645.2 million in excess of reported interest expense.

(2) For the six months ended June 30, 2003 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the deficit of earnings to fixed charges was $513.9 million, $2,447.8 million, $11,786.6 million, $2,563.1 million $785.2 million and $535.0 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million, $553.8 million and $362.9 million, respectively.